UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K/A

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of June 2026

Commission File Number: 001-42465

Euroholdings Ltd

(Translation of registrant’s name into English)

4 Messogiou & Evropis Street, 151 24 Maroussi, Greece

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

☒ Form 20-F      ☐  Form 40-F

EXPLANATORY NOTE

Euroholdings Ltd (the “Company”) is filing this report on Form 6-K (this “Report”) to amend and restate its report on Form 6-K that was furnished to the U.S. Securities and Exchange Commission on June 23, 2026 (the “Form 6-K”) solely to include a copy of the proxy card of the Company that was inadvertently omitted from Exhibit 99.1 of the Form 6-K.

Attached to this Report as Exhibit 99.1 is a copy of the notice, proxy statement, and proxy card of the Company for the Company’s 2026 Annual Meeting of Shareholders to be held on July 23, 2026 (the “Annual Meeting of Shareholders”).

Attached to this Report as Exhibit 99.2 is a copy of the press release of the Company, dated June 23, 2026, regarding the Annual Meeting of Shareholders.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: June 26, 2026

Euroholdings Ltd

By:       /s/ Aristides J. Pittas

Name:       Aristides J. Pittas

Title:       President